MICHAEL W. CLAUSMAN
(612) 492-6971
FAX (612) 340-8738
clausman.michael@dorsey.com
VIA FACSIMILE AND EDGAR
January 23, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, DC 20549
Attn: Mr. John Stickel, Attorney Advisor
Re.      CHS Inc.
Registration Statement on Form S-1
Filed December 13, 2006
File No. 333-139300
Ladies and Gentlemen:
     On behalf of CHS Inc. (“CHS”), we are responding to the letter dated January 9, 2007 (the “Comment Letter”) from Max A. Webb, Assistant Director of the Securities and Exchange Commission (the “Commission”). Please note that CHS has also filed, via EDGAR, Amendment No. 1 to the Form S-1 filed by CHS on December 13, 2006 (the “Registration Statement”).
     Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by CHS. For ease of reference, each comment contained in the Comment Letter appears directly above CHS’s corresponding response.
General
1.	Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly. Update available at www.sec.gov.
Response: There will not be any artwork or graphics included in the prospectus, other than the company logo of CHS, which we have attached as Exhibit A.

Securities and Exchange Commission
January 23, 2007

2.	It is unclear whether you believe the patrons’ equities are securities. Please provide us with your analysis of whether they are or are not securities.
Response: We do not believe that the Patrons’ Equities constitute securities. We note that this question was previously raised by the Staff in a letter to CHS dated January 17, 1997 with respect to a Registration Statement on Form S-1 (File No. 333-17865). We refer you to our response letter submitted to the Staff on January 28, 1997, which analyzes why we believe the Patrons’ Equities are not securities. A copy of this response letter is attached hereto as Exhibit B.
Prospectus Summary, page 1
3.	We note that you use the terms patrons, members, and holders throughout, but it is unclear whether they are synonymous with each other or whether you intend to distinguish between these parties. Please revise to clarify how you define each of these terms.
Response: We have made the requested revisions throughout the Registration Statement. Please see the revised Registration Statement.
Our revenues and operating results could be adversely affected by changes in commodity prices, page 6
4.	Please discuss in the risk factor and put in the heading that oil and gas prices have been at historical highs, which has increased demand for your products, so that investors can assess the risk.
Response: We note the Staff’s comment. Although oil and gas prices reached historical highs in 2006, these prices have recently fallen. CHS feels that it is most important to note that these prices fluctuate on a regular basis. Accordingly, we have revised the Registration Statement in light of this. Please see the revisions on page 6 of the revised Registration Statement.
Environmental liabilities could adversely affect our results and financial condition, page 7
5.	Consistent with your disclosure on page 54, please expand to disclose here that liabilities related to remediation of contaminated properties are not recognized until the related costs are considered probable and can be reasonably estimated.
Response: We have expanded our risk factor to comply with this comment. Please see page 7 of the revised Registration Statement.

Securities and Exchange Commission
January 23, 2007

Business, page 12
6.	Consider including a table listing all entities that are owned by you that includes your ownership percentage and the entity’s primary business segment.
Response: We note the Staff’s comment and have included a table listing the primary subsidiary holdings and equity investments for each of our business segments. Please see page 13 of the revised Registration Statement.
Products and Services, page 14
7.	Please disclose what percentage of the petroleum products you sell are obtained from your refineries and what percentage is obtained from third parties.
Response: We have complied with this comment. Please see page 14 of the revised Registration Statement.
Industry; Competition, page 14
8.	Please expand upon your disclosure to provide more detail regarding the competition you face in the Energy segment here and with your Country Operations on page 17. Your discussion should address the competitive environment for each of the geographic markets you serve. Additionally, if you know that one or a small number of competitors is dominant in your industry, please revise to identify such competitors. See Item 101(c)(I)(x) of Regulation S-K.
Response: We have complied with this comment. Please see pages 15, 16 and 19 of the revised Registration Statement.
Renewable fuels, page 22
9.	Please update your disclosure here and throughout regarding the initial public offering of US BioEnergy.
Response: We have complied with this comment. Please see pages 24 and 39 of the revised Registration Statement.
Comparison of the years ended August 31, 2006 and 2005, page 35
10.	We note that pipeline shutdowns limited crude oil volumes. Please revise to discuss whether this was an unusual or common situation.
Response: We have complied with this comment. Please see page 45 of the revised Registration Statement.

Securities and Exchange Commission
January 23, 2007

Material Federal income tax consequences, page 64
11.	If you intend to provide a “short form” tax opinion, please revise to clarify that this section is the tax opinion.
Response: We intend to provide a “short form” tax opinion, which is attached as an exhibit to the Registration Statement. We have also revised the Registration Statement accordingly. Please see pages 76 and 77 of the revised Registration Statement.
Legal Matters, page 68
12.	Please revise to state that counsel is providing an opinion on the validity of the securities being registered.
Response: We have complied with this comment and have attached the opinion as an exhibit to the Registration Statement. Please see page 80 of the revised Registration Statement.
* * * * *

Securities and Exchange Commission
January 23, 2007

     As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 492-6971 if we can expedite your review in any way, or fax me at (612) 340-8738.
DORSEY& WHITNEY LLP
/s/ Michael W. Clausman
Michael W. Clausman
cc: (w/ enclosures):
David Kastelic, Esq.
William B. Payne, Esq.

Exhibit A

Exhibit B

minneapolis	Pillsbury Center South	new york
washington, d.c.	220 South Sixth Street	denver
london	Minneapolis, Minnesota 55402-1498	seattle
brussels	Telephone: (612) 340-2600	fargo
hong kong	Fax: (612) 340-2868	billings
des moines rochester costa mesa	WILLIAM B. PAYNE (612) 340-2722 Fax (612) 340-8738 payne.bill@dorseylaw.com	missoula great falls

January 28, 1997
via FAX
(202) 942-9648
Mr. Jeffrey Epstein
Securities and Exchange Commission
Mail Stop 7-5
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Harvest States Cooperatives
Amendment No. 1 to Form S-l
File No. 333-17865
Dear Mr. Epstein:
          I refer to the filing by Harvest States Cooperatives (the “Company”) via EDGAR of Amendment No. 1 to Registration Statement on Form S-l (“Amendment No. 1”) on January 24, 1997. The transmittal letter which accompanied such filing responded in part to the staff’s letter of January 17, 1997, to Thomas F. Baker. This letter provides certain supplemental information requested in the January 17, 1997, letter. The numbered paragraphs below follow the numbering sequence of the January 17, 1997, letter.
Comment
          Please provide the staff with a supplemental explanation which addresses the reason(s) that these securities are being registered. The staff notes that no other issuances of securities by the Company appear to have been registered pursuant to the Federal securities laws.

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28, 1997
Response
          As discussed in our response to Comment 2 below, there are many factors which must be considered in determining whether an instrument issued by a cooperative is a “security” under the Securities Act of 1933, as amended (the “Securities Act”). The Equity Participation Units have some unique and novel features. Current case law does not provide a sufficiently bright line for making such a determination at this time. The Company is conservatively managed and operated, and, without prejudice to the status of the Equity Participation Units or other investments under the Securities Act, the Company wants to take no chance on whether these Equity Participation Units might be exempt from registration. Accordingly, the Company has determined that it is advisable to register the Equity Participation Units.
Comments
          2. It appears that any patronage refund which is not paid in cash would create a new security (see Dividend Policy). Please either advise why this is not the case or revise to register the maximum amount of additional securities that may be issued and provide all required disclosure.
          34. Indicate what will be issued to represent non-cash payments of patronage refunds and all materials terms of such. Also, please see above comment relating to whether this creates an additional security.
          51. Supplementally advise the staff whether the net savings distributions made in the form of patronage refunds which are non-cash written evidences of equity constitute a security and, if so, advise as to the exemption relied upon by the Company for not registering such under the Federal securities laws.
Response
          For the reasons set forth below, the Company believes that any patronage refund which is not paid in cash does not create a new security requiring registration.

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28, 1997
          As with virtually all cooperatives, the Company distributes net patronage earnings on an annual basis in the form of patronage refunds which are distributed as a combination of cash and Patrons’ Equities. Patrons’ Equities are retired in accordance with policies established by the Board of Directors. The Company was founded in 1938 shortly after the adoption of the Securities Act. It has never registered its Patrons’ Equities. Patrons’ Equities arise out of the sale of grain and other commodities to (or the purchase of goods from) the Company. This longstanding practice of most cooperatives does not involve the creation of a security.
          Equity Participation Units may only be held by Defined Members. Defined Members are either persons actually engaged in the production of agricultural products or associations of producers of agricultural products. Each Defined Member will be affiliated with a Defined Business Unit and will hold Equity Participation Units in that Defined Business Unit. Holders of Equity Participation Units will have delivery rights and obligations for farm products pursuant to the Member Marketing Agreements between such holders and the Company. Prior to the sale of any Equity Participation Unit to any persons, such persons will enter into a Member Marketing Agreement which gives the right and obligation of such person to deliver the number of bushels of wheat or soybeans, as applicable, as shall equal to number of Equity Participation Units to be purchased by such Defined Member.
          Holders of the Equity Participation Units will not be entitled to the payment of dividends by virtue of holding such Units. However, holders of the Equity Participation Units will be entitled to receive patronage refunds attributable to the patronage sourced income from operations of the applicable Business Unit on the basis of wheat or soybeans delivered pursuant to the Member Marketing Agreement. Holders of Equity Participation Units may also receive, upon allocation by the Board of Directors, nonpatronage income from operations of the Company, but such payment will depend on and be proportionate to the amount of patronage.
          The Board of Directors’ goal is to distribute patronage refunds attributable to the Equity Participation Units in the form of 75% cash and 25% Patrons’ Equities and to retire Patrons’ Equities on a revolving basis.

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28, 1997
          The obligation of the Company to pay any portion of patronage refunds payable as Patrons’ Equities will be reflected by an entry on the Company’s books, and no certificates will be distributed to members. Defined Members will be notified annually of the amount allocated to their accounts. Patrons’ Equities may be transferred only with the approval of the Company’s Board of Directors. The Company is not aware of nor can there be any trading market in Patrons’ Equities. Patrons’ Equities cannot appreciate in value; they do not bear interest or dividends.
          General voting rights arise by virtue of membership in the Company, not because of entitlement to Patrons’ Equities.
          In United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975), the United States Supreme Court utilized two tests to determine whether stock in a housing cooperative was a security. First, the Court examined whether the stock possessed the characteristics traditionally associated with a security. The Supreme Court identified five common characteristics of stock in Forman: (i) the right to receive dividends contingent upon an apportionment of profits, (ii) negotiability, (iii) the ability of the stockholder to pledge or hypothecate the shares, (iv) the conferring of voting rights in proportion to the number of shares owned, and (v) the capacity of the shares to appreciate in value. See 421 U.S. at 851. Second, the Supreme Court applied the test established in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) to determine whether an instrument was an investment contract. In Howey, the Court focused on “whether the scheme involves an investment of money in a common enterprise with profits to come solely form the efforts of others.” In Reves v. Ernst & Young, 494 U.S. 56 (1990), the Supreme Court held that in determining whether a transaction involves a “security,” the following factors should be examined: (i) the motivations that would prompt a reasonable seller and buyer to enter into the transaction; (ii) a “plan of distribution”; (iii) the reasonable expectations of the investing public; and (iv) additional factors, such as the existence of another regulatory scheme which would significantly reduce the risk of the investment thereby rendering application of the Securities Act and the Securities and Exchange Act of 1934 unnecessary. 494 U.S. at 66-67.

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28,1997
          The Patrons’ Equities do not possess most of the characteristics of a security. They do not have a right to the receipt of dividends. They are not transferrable (and cannot readily be pledged) without the approval of the Company’s Board of Directors; they do not confer voting rights on the holders thereof; and they do not pay interest or otherwise appreciate in value.
          The Patrons’ Equities are not an investment contract. The amount of any Patrons’ Equities will be determined by that amount of patronage dividends to which a Defined Member is entitled which has not been paid in cash and will be based on the amount of patronage a Defined Member has had with the Company not on the amount that the Defined Member has paid for his or her Equity Participation Units. As noted above, the Patrons’ Equities may be transferred only in very limited circumstances. There is no “plan of distribution” for the Patrons’ Equities. The Patrons’ Equities will not be issued in order to raise capital nor will they be offered to Defined Members as an “investment.” Consequently, there does not appear to be any public expectation with respect to the Patrons’ Equities.
          The Defined Members will have the right to receive distributions that are derived from earnings attributable to nonpatronage business. Consequently, the Patrons’ Equities may include earnings from nonpatronage business. However, such distribution will be on the basis of the relative amount of patronage done by the Company’s members. The possibility that a member may profit from nonpatronage business does not necessarily lead to the conclusion that the Patron’s Equities shall be deemed a security. The Supreme Court held, in Forman, that the derivation of income by a housing cooperative from leasing commercial facilities and professional offices did not mean the cooperative’s members had an expectation of profit under Howey. 421 U.S. at 857. The staff of the Commission has taken no-action positions with respect to cooperatives issuing stock to members where the cooperatives distributed incidental profits from nonmember business to its members. See Professional Veterinary Products, Ltd. (available July 12,1996); Peer Marketing Associates, Inc. (available February 3,1993); Kentucky Pharmacy Services Corporation (available June 6,1991); Producers Feed Company (available July 30, 1990); Associated Wholesalers, Inc. (available April 24, 1987); and Independent Beauty Salon Cooperative (available August 4, 1980).

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28, 1997
          The staff of the Securities and Exchange Commission has taken no-action positions with respect to instruments representing deferred patronage dividends or refunds. See Peer Marketing Associates, Inc. (available February 3, 1993)(a portion of patronage refunds may be evidenced by promissory notes issued on a nonnegotiable, noninterest-bearing and subordinated basis for terms of up to 15 years); Kentucky Pharmacy Services Corporation (available June 6, 1991)(up to 80% of patronage dividends may be paid in noninterest-bearing patronage dividend certificates of indebtedness); and Producers Feed Company (available July 30, 1990)(a portion of annual patronage refunds paid in noninterest-bearing retained patronage equities payable at an unspecified future date; company authorized to pay patronage refunds in cash, certificates of indebtedness or other noncash forms of payment as determined by such company’s board of directors ). In Peer Marketing and in Kentucky Pharmacy the deferred payments were evidenced by written instruments, and in the case of Peer Marketing such instruments were payable at a specified time. In contrast, the Company’s Patrons’ Equities are not represented by certificates distributed to members and may not be retired, if they are retired at all within the Board of Directors’ discretion, until the holder of the Patrons’ Equities reaches the age of 65 or is deceased. Thus, we believe that a stronger case can be made in the case of the Company that its Patrons’ Equities should not be deemed to be securities requiring registration.
Comment
          3. Please advise the staff supplementally whether any of the persons who will be involved in selling the Units are associated, as defined in Rule 3a4-l of the Securities Exchange Act of 1934 and if so, whether such persons intend to rely upon the safe harbor provisions of that rule including an analysis of the basis for such reliance.
Response
          Rule 3a4-l(c)(l) provides that “‘associated person of an issuer’ means any natural person who is a ... officer, director or employee of ... the issuer.” As provided under “Plan of Distribution” the offering will be made through informational meetings conducted by officers or directors of the Company; questions about the offering may be answered by employees. Accordingly, it would appear that each of those persons is an “associated person of an issuer.” Rule 3a4-l(a)

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28, 1997
provides: “An associated person of an issuer of securities shall not be deemed to be a broker solely by reason of his participation in the sale of securities of such issuer if the associated person” satisfies four conditions.
          In this case, the conditions are satisfied. (1) None of such persons is subject to a statutory disqualification. (2) No such persons will be compensated in connection with participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. (3) None of such persons will be an associated person of a broker or dealer as that phrase is defined in Rule 3a4-l(c)(2). (4) The conditions of either paragraphs (i), (ii) or (iii) will be met. The Company believes that reliance will generally be satisfied by paragraph (ii) in that (A) the associated person will not be a broker or dealer or an associated person of a broker or dealer within the preceding 12 months, (B) because the associated persons will all be current employees of the Company, the associated person primarily performs, or is intended to primarily perform at the end of the offering, substantial duties for and on behalf of the Company, otherwise then in connection with transactions in securities and (C) because the offering of Equity Participation Units is a unique event, the associated person will not participate in selling or offering the securities for the Company more than once every 12 months (except as provided in the subparagraph (C) of paragraph (ii)).
          The Company intends to use an independent contractor to provide certain clerical functions by handling telephone calls. The Company will set up an 800 number to which inquiries can be made. The person answering the inquiry will forward any questions to an employee. These persons will also make inquiry by telephone of persons attending informational meetings whether they have any further interest. If there is an interest, the attendee will be referred to an employee. While the activities of independent contractors are not covered by Rule 3a4-l, it would appear that the limited role of these agents would not constitute activities of a “broker.”

Mr. Jeffrey Epstein
Securities and Exchange Commission

January 28,1997
          Please do not hesitate to call the undersigned with respect to questions relating to this letter at (612) 340-2722.
Sincerely,
William B. Payne
WBP/law
     cc: Distribution